PURADYN FILTER TECHNOLOGIES INCORPORATED

2017 High Ridge Road

Boynton Beach, Florida  33426

‘CORRESP’

November 26, 2012

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:

Ms. Linda Cvrkel, Branch Chief

Effie Simpson

Re:

Puradyn Filter Technologies Incorporated

Form 10-K for the fiscal year ended December 31, 2011

Filed April 5, 2012

File No. 001-11991

Ladies and Gentlemen,

The Company is in receipt of the staff’s letter of comment dated November 6, 2012 on the above referenced filing.  Following are the Company’s responses to such comments.

Annual Report on Form 10-K for the year ended December 31, 2011

Consolidated Statements of Cash Flows,

Consolidated Statements of Changes in Stockholders’ Deficit

Note 8. Notes Payable to Stockholders and Capital Leases

Note 10. Commitments and Contingencies

1.

We note from your response to our prior comment number 3 that the Company intends to retire the stock received under the settlement agreement with Mr. Ford, the Company’s former chief executive officer, and to reflect the proportionate value of the notes receivable against paid in capital and common stock and no gain or loss will be recognized in connection with the settlement arrangement.  As this transaction represents a legal settlement of an obligation owed to the Company, we do not believe that it should be accounted for as an equity transaction in the Company’s financial statements irrespective of how the related receivable from Mr. Ford has historically been classified in the Company’s consolidated balance sheet. Please note that since Mr. Ford is no longer an officer of the Company and has not been an officer for a significant period of time, we believe that a gain or loss related to the legal settlement should be recognized in the Company’s financial statements for any difference between the carrying value of the notes receivable and the fair value of the Company’s common shares that will be received in the settlement.  Please revise your accounting treatment accordingly.

Response:

The Company has revised the accounting treatment with respect to the legal settlement and accordingly has reported the loss on the consolidated financial statements included in the Form 10-Q for the period ended September 30, 2012, as filed with the SEC. Future receipts of the Company’s common shares or further transactions with respect to the legal settlement will be treated in accordance with GAAP with the staff’s comments in mind.

Note 11. Stock Options

2.

We note from your response to our prior comment number 4 that you will revise future filings to disclose the method and significant assumptions used to value your stock-based compensation grants.  Please also confirm that you will revise future filings to include the other required disclosures outlined in ASC 718-10-50 such as the grant date fair value of your stock-based compensation grants, the intrinsic value of options exercised during the period, and the intrinsic value of options outstanding and exercisable at the end of the period as well as any other required disclosures, as applicable.

Response:

 The Company has implemented the staff’s proposals in the filing for the period ending September 30, 2012 and will maintain compliance in its disclosures in future filings to include the other required disclosures outlined in ASC 718-10-50 such as the grant date fair value of our stock-based compensation grants, the intrinsic value of options exercised during the period, and the intrinsic value of options outstanding and exercisable at the end of the period as well as any other required disclosures, as applicable.

We trust the foregoing is fully responsive to the staff’s comments.

Sincerely,

/s/ Alan J. Sandler

Principal Financial Officer

Puradyn Filter Technologies, Inc.

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